UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Standard Pacific Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

8375C101

(CUSIP Number)

MatlinPatterson Global Advisers LLC
Attn: Robert H. Weiss, General Counsel
520 Madison Avenue, 35th Floor
New York, NY 10022
212-651-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Robb L. Tretter
Bracewell & Giuliani LLP
1177 Avenue of the Americas, 19th Floor
New York, NY 10036-2714
212-508-6123

June 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8375C101	Page 1 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 2 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 3 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 4 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 5 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 6 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 7 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting of the voting stock power of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 8 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Statese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

CUSIP No. 8375C101	Page 9 of 19 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark R. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Statese
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer.

STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This Schedule 13D Statement (this “Statement”) is filed on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, and (vii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” The purpose of this Statement is to disclose the beneficial ownership of the Reporting Persons in the common stock, par value $0.01 per share (“Common Stock”), of Standard Pacific Corp. (the “Issuer”).

Item 1.    Security and the Issuer

The name of the Issuer is Standard Pacific Corp. The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock. The Issuer’s principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618.

Item 2.    Identity and Background

The address of the principal office of each Reporting Person is:

c/o MatlinPatterson Global Advisers LLC
520 Madison Avenue
New York, New York 10022

(i)   The Investor is a limited liability company organized under the laws of Delaware. The principal business of the Investor is to invest in equity and debt securities of companies.

(ii)   Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware. Matlin Partners (Cayman) is a limited partnership organized under the laws of the Cayman Islands. Each of Matlin Partners (Delaware) and Matlin Partners (Cayman) are principally in the business of investing in equity and debt securities of companies.

(iii)   Matlin Advisers is a limited liability company organized under the laws of Delaware. The principal business of Matlin Advisers is to serve as investment adviser to Matlin Partners (Delaware) and Matlin Partners (Cayman).

(iv)   Matlin Global Partners is a limited liability company organized under the laws of Delaware. The principal business of Matlin Global Partners is to serve as General Partner of Matlin Partners (Delaware) and Matlin Partners (Cayman).

(v)   Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all the membership interests in Matlin Global Partners and Matlin Advisers. Matlin Asset Management’s principal business is owning Matlin Global Partners and Matlin Advisers.

(vi)   MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. MatlinPatterson’s principal business is owning Matlin Asset Management.

(vii)   David J. Matlin and Mark R. Patterson are each the holder of 50% of the membership interests in MatlinPatterson. David J. Matlin’s principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson’s principal occupation is acting as Chairman of Matlin Advisers. David J. Matlin and Mark R. Patterson are both citizens of the United States of America.

(viii)   In the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On May 26, 2007, the Investor entered into an Investment Agreement (the “Investment Agreement”) with the Issuer pursuant to which the Investor committed to: (i) purchase (the “Purchase Shares”), for approximately $381.3 million in cash, 381,250 shares of senior convertible preferred stock of the Issuer (“Senior Preferred Stock”), which are equivalent to 125 million shares of the Issuer’s Common Stock, on an as-converted basis, and will be automatically converted into shares of junior convertible preferred stock of the Issuer (“Junior Preferred Stock”) subject to receipt of approval of the Issuer’s stockholders, (ii) exchange, for approximately $128.5 million principal amount of the

Issuer’s outstanding notes currently owned by the Investor, a warrant (the “Warrant”) to purchase 272,670 shares of Senior Preferred Stock, or, if stockholder approval is received, shares of Junior Preferred Stock, which are equivalent to 89.4 million shares of Common Stock, on an as-converted basis and (iii) in connection with a rights offering of 50 million shares of Common Stock to be made to the Issuer’s existing public stockholders (the “Rights Offering”), commit to purchase, in the form of preferred stock, any unsold shares offered to the Issuer’s public stockholders in the Rights Offering (collectively, the “Transaction”). The closing of the sale of the Purchase Shares and Warrant occurred on June 27, 2008 (the “First Closing Date”).

On June 27, 2008, the Investor and the Issuer entered into an amendment to the Investment Agreement to, among other things, eliminate the fee that was to be paid to the Investor in return for its commitment to purchase, in the form of preferred stock, any unsold shares in the Rights Offering, and to provide for an advisory fee payment from the Issuer to Matlin Advisers in the amount of $6,100,000.

Under the terms of the Investment Agreement, the Issuer has agreed to call a special meeting of stockholders as soon as reasonably practicable for the purpose of approving: (i) the issuance of the Junior Preferred Stock in connection with the conversion of the Senior Preferred Stock, the issuance of Junior Preferred Stock upon the exercise of the Warrant and the issuance of Common Stock in connection with the conversion of the Junior Preferred Stock, and (ii) certain amendments to the Issuer’s certificate of incorporation, including amendments to remove certain anti-takeover provisions contained in the certificate and to increase the number of authorized shares (the “Proposals”). If the Proposals are approved by the Issuer’s stockholders, the Senior Preferred Stock held by MatlinPatterson would automatically convert into Junior Preferred Stock, the Warrant would be exercisable for Junior Preferred Stock and the Junior Preferred Stock would be convertible into Common Stock.

As soon as reasonably practicable after the First Closing Date, the Issuer will commence the Rights Offering pursuant to which each holder of the Common Stock will be offered the right to purchase up to such holder’s pro rata share of approximately 50 million shares of the Common Stock at a per share price of $3.05 (the equivalent price per share paid by the Investor for the Purchased Shares in the First Closing). The purchase by the Investor, in the form of preferred stock, of the shares not purchased by the Issuer’s stockholders in the Rights Offering will be consummated in a separate closing following the Rights Offering (“Second Closing”).

The Senior Preferred Stock is the highest ranking equity security of the Issuer and has a liquidation preference over the Common Stock and other junior stock equal to the greater of: (i) the purchase price per share plus any accrued dividends, or (ii) participating with Common Stock on an as-converted basis. The Senior Preferred Stock votes on an as-converted basis with the Common Stock, subject to a cap on voting power equal to 19.99% of the outstanding voting power of the Issuer on the First Closing Date, and has customary protective provisions. If stockholder approval of the Proposals is not obtained on or prior to September 15, 2008, then dividends on the Senior Preferred Stock will equal 17% of the liquidation preference (accreting to the liquidation preference) for the first six months and increase by .5% every six months until the Proposals are approved by the Issuer’s stockholders, with such annualized accretion to be capped at 20%.

Upon receipt of approval of the Proposals, the Senior Preferred Stock will automatically convert into the Junior Preferred Stock, initially on a one-for-one basis. The number of shares of Common Stock into which the Junior Preferred Stock is convertible into is determined by dividing $1,000 by the applicable conversion price ($3.05 on the date of the First Closing, subject to customary anti-dilution adjustments), plus cash in lieu of fractional shares. The Junior Preferred Stock will rank pari passu with the Common Stock and the Series A preferred stock of the Issuer and junior to all other equity securities of the Issuer. The Junior Preferred Stock will have no liquidation preference over the Common Stock. The Junior Preferred Stock will be convertible at the holder’s option into shares of Common Stock subject to the holder and its affiliates post-conversion not beneficially owning total voting power of the Issuer’s voting stock in excess of 49%, and mandatorily converts into Common Stock upon the sale, transfer or other disposition of Junior Preferred Stock by the Investor or its affiliates. The Junior Preferred Stock will vote together with the Common Stock on all matters upon which holders of the Common Stock are entitled to vote. Each share of Junior Preferred Stock will be entitled to such number of votes as the number of shares of Common Stock into which the Junior Preferred Stock is convertible, provided that the votes attributable to such shares with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of any voting stock of the Issuer. Shares of Junior Preferred Stock will be entitled to receive only those dividends declared and paid on the Common Stock.

The above summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is filed herewith as Exhibit 4 and is incorporated by reference herein. The above summary of the amendment to the Investment Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is filed herewith as Exhibit 5 and is incorporated by reference herein. The above summaries of the terms of the Senior Preferred Stock and the Junior Preferred Stock do not purport to be complete and are qualified by their entirety by the full text of the certificate of designations relating to such stock, which are filed as Exhibits 6 and 7, respectively, and are incorporated by reference herein.

The funds necessary for the Investor to purchase the Purchase Shares were obtained from cash on hand of the Matlin Partners.

Item 4.    Purpose of Transaction

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

In connection with the Investment Agreement, on the First Closing Date, the Investor entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”), which is described in more detail in Item 6.

The Reporting Persons intend to continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Stock (or Common Stock equivalents) will be acquired by the Reporting Persons. Subject to the terms and conditions of the Investment Agreement, the Investor has the obligation to purchase, in the form of preferred stock, at the Second Closing any unsold shares offered to the Issuer’s public stockholders in the Rights Offering. In addition, subject to the terms and conditions of the Stockholders Agreement, additional Common Stock (or Common Stock equivalents) may be acquired or some or all of any securities of the Issuer beneficially owned by the Investor may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Reporting Persons do not currently have any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters, and, subject to applicable law and the terms and conditions of the Stockholders Agreement, may formulate a plan with respect to such matters, and, from time to time, the Investor may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

(a) – (b)   As of the date of the filing of this Schedule 13D, the Investor beneficially owns, and is the record holder of, 653,920 shares of Senior Preferred Stock, comprised of 381,250 shares of Senior Preferred Stock and the Warrant to acquire 272,670 shares of Senior Preferred Stock. The Senior Preferred Stock represents 19.99% of the total voting power of the voting stock of the Issuer and votes on an as-converted basis with the Common Stock but is not convertible into Common Stock. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Senior Preferred Stock will receive for each share of Senior Preferred Stock, payment of a liquidating distribution in the amount of the greater of: (i) the then-current liquidation preference plus any accrued dividends, and (ii) the amount payable if the Senior Preferred Stock had been converted into Junior Preferred Stock and then converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Senior Preferred Stock would be 214,400,000 shares of Common Stock, or 74.6% of the outstanding Common Stock. Upon approval by the Issuer’s stockholders of the Proposals, the Senior Preferred Stock will automatically convert into Junior Preferred Stock, which is convertible into Common Stock. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock with respect to any holder of Junior Preferred Stock cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 214,400,000 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of

1934, as amended, each Reporting Person may be deemed to have a beneficial ownership interest in 653,920 shares of Senior Preferred Stock.

(c)   Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, on the First Closing Date, the Investor and the Issuer entered into the Stockholders Agreement. The principal terms of the Stockholders Agreement are summarized below. The below summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is filed herewith as Exhibit 8 and is incorporated by reference herein.

Standard Pacific Board. Pursuant to the Stockholders Agreement, the Standard Pacific Board, on the First Closing Date, consisted of eleven members. As of the First Closing Date, the Investor has the right to designate three persons to the Standard Pacific Board. Upon receipt of stockholder approval of the Proposals, if the Investor and is affiliates own at least 10% of the total voting power of the Issuer, then it will be entitled to designate such number of directors to serve on the Standard Pacific Board as would be proportionate to the total voting power of voting stock beneficially owned by the Investor and its affiliates, provided that the number of directors appointed by the Investor shall never exceed one person less than a majority of the directors then serving on the Standard Pacific Board. To the extent the Investor and its affiliates decrease their holdings of voting stock of the Issuer, the Issuer has the right to request the resignation of directors designated by the Investor to maintain proportion to the Investor’s and its affiliates’ shareholdings, upon which the Investor shall cause such directors to resign.

Standstill Limitations. Under the Stockholders Agreement, the Investor is subject to customary standstill provisions, whether acting alone or in concert with others, except as otherwise permitted by the Stockholders Agreement, including, without limitation, restrictions on: (A) soliciting proxies; (B) becoming a participant in any election contest; (C) calling any special meeting of stockholders of the Issuer; (D) requesting or taking any action to obtain or retain any list of holders of any securities of the Issuer; (E) initiating or proposing the approval of one or more shareholder proposals with respect to the Issuer, or inducing any other Person to initiate or propose any shareholder proposal with respect to the Issuer; (F) other than as described under “Standard Pacific Board” above, seeking election to or to place a representative on the Standard Pacific Board; (G) solicit, seek to effect, encourage, negotiate or provide non-public information to any person with respect to, among other things, a business combination involving the Issuer, (H) join or form any “group” with respect to the Issuer’s voting stock (other than a “group”

consisting of the Investor, the Issuer and their affiliates); and certain other restrictions as more fully set forth in the Stockholders Agreement.

Restrictions on Transfers of Capital Stock. Prior to the earlier of (i) the second anniversary of the closing of the Rights Offering, or (ii) March 15, 2011, the Stockholders Agreement prohibits the Investor and its affiliates from transferring, directly or indirectly, any capital stock of the Issuer, except for a transfer to certain controlled or controlling affiliates which expressly agrees in writing with the Issuer to be bound by the terms of the Stockholders Agreement. Following such time, the Stockholders Agreement prohibits the Investor and its affiliates from transferring, directly or indirectly, any capital stock of the Issuer, except for transfers: (A) to controlled or controlling affiliates, (B) to a person, who following such transfer would own less than 15% of the total voting power of the Issuer’s voting stock, (C) abona fide pledge of such capital stock to a financial institution to secure borrowings, (D) to underwriters in connection with an underwritten public offering of such capital stock; (E) to the Issuer or one of its wholly-owned subsidiaries, or (F) to any person in connection with a business combination involving the Issuer or the sale of all or substantially all of the assets of the Issuer and its subsidiaries to any person who is not an affiliate of the Investor and which transaction is approved by a majority of the Standard Pacific Board or a merger involving the Issuer in which the Investor and its affiliates and the other stockholders of the Issuer all hold the same proportion of interests in the surviving company as they did in the Issuer prior to the consummation of the transaction.

Corporate Opportunities. As long as the Investor, its director designees and their affiliates comply with the confidentiality obligations in the Stockholders Agreement, the Issuer has agreed to renounce certain corporate and investment opportunities that may come to the attention of the Investor, its director designees and their affiliates. Such provisions do not apply to opportunities that come to the attention of such persons or entities as a result of their position with the Issuer or that of their affiliates with the Issuer.

Prohibited Acquisitions and Circumstances Permitting Acquisition. The Stockholders Agreement prohibits the Investor and its affiliates from acquiring, or agreeing or offering to purchase or otherwise acquire, in a transaction or a group of related transactions, any capital stock of the Issuer such that the Investor, together with its Affiliates, after giving effect to such transaction or transactions, would beneficially own (i) one share more than the shares of capital stock of the Issuer purchased by the Investor in the Transaction, or (ii) fifty percent (50%) or more of the total voting power of the voting stock of the Issuer (in each case taking into account any adjustments for stock splits, stock dividends, or other similar events relating to any of the Issuer’s capital stock),except pursuant to one of the following: (A) a business combination involving the Issuer or a sale of all or substantially all of assets of the Issuer and its subsidiaries, each to the extent with or to the Investor or its affiliates that is approved by at least a majority of the non-management independent directors serving on the Standard Pacific Board; or (B) a merger or consolidation with or into the Investor or its affiliates that is approved by (i) the Standard Pacific Board, including at least one non-management independent director, and (ii) at a special or annual meeting of stockholders of the Issuer, by the affirmative vote of at least a majority of the voting power of voting stock of the Issuer not beneficially owned by the Investor or its affiliates.

Registration Rights.

Shelf Registration: If requested by the Investor prior to the second anniversary of the closing of the Rights Offering, the Issuer will use its commercially reasonable to file a registration statement on Form S-3 or comparable or successor form and such registration statement will be a “shelf” registration statement that the Issuer will use commercially reasonable efforts to keep effective until all holders who would require such registration to effect a sale of securities no longer hold such securities.

Demand Registration: At any time following the second anniversary of the closing of the Rights Offering, subject to certain requirements in the Stockholders Agreement, the Investor may make up to three demand registration requests in writing;provided, that with respect to an underwritten offering, the Issuer will not be required to effect a registration unless the value of the securities to be included in the registration request is anticipated to be at least $50 million or $10 million in the case of a Form S-3 or similar short-form registration statement.

Piggyback Registrations: The holders of registrable securities are entitled to unlimited “piggyback" rights on all registrations filed by the Issuer (other than on Form S-4 or S-8). If the offering is to be underwritten, the number of shares included in the registration by the holders of registrable securities may be reduced on apro rata basis at the request of the managing underwriter(s).

Expenses: The Issuer will pay the registration expenses other than underwriting discounts and commissions of each long-form or underwritten demand registration, including the expenses of one special counsel of the selling stockholders.

Market Stand-Off: The holders of registrable securities will not, upon the request of the Issuer, sell their shares for 90 days after or 10 days before the effective date of a registration statement of the Issuer.

Indemnification: The Issuer will provide the selling stockholders under a registration statement with customary indemnification with respect to the registration rights.

Assignment of Registration Rights. The Investor may assign registration rights to any permitted direct or indirect transferee of the shares of the Issuer’s capital stock held by Investor, so long as such transferee owns at least 10% of the total voting power of the Issuer’s voting stock following such transfer and such transferee agrees to be bound by its related obligations under the Stockholders Agreement.

Termination. The Stockholders Agreement will be effective as of the date of its execution and will terminate on the date on which the Investor and its affiliates cease to beneficially own, in the aggregate, at least 10% of the voting power of the Issuer’s voting stock.

As described in Item 3, on the First Closing Date, the Investor exchanged approximately $128 million principal amount of the Issuer’s notes for the Warrant to purchase 272,670 shares of Senior Preferred Stock, or, if stockholder approval is received, shares of Junior Preferred Stock, which are equivalent to 89.4 million shares of Common Stock on an as-converted basis. The Warrant is generally exercisable for 7 years, but requires mandatory early exercise if certain price targets for the Common Stock are achieved. The Warrant has an exercise price of $4.10 per share, subject to anti-dilution adjustment and can be exercised by having the Issuer withhold shares of stock issuable upon exercise of the Warrant equal in value to the exercise price for the portion of the Warrant that is exercised. Upon certain transactions that would constitute a change of control of the Issuer, the Warrant can be surrendered for a payment from the Issuer equal to the higher of (a) the fair market value of the Warrant or (b) a Black-Scholes valuation of the Warrant; however, following the approval of the Proposals by the Issuer’s stockholders, the Issuer can avoid such payment if the Warrant is converted into the right to purchase capital stock of a publicly traded acquirer.

The above summary of the Warrant does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is filed herewith as Exhibit 9 and is incorporated by reference herein.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney for David J. Matlin.

Exhibit 2	Power of Attorney for Mark R. Patterson.

Exhibit 3	Agreement as to Joint Filing of Schedule 13D.

Exhibit 4	Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).

Exhibit 5	Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 6	Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 7	Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 8	Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 9	Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008

MP CA HOMES LLC		MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
	Name:		Name:
	Title:		Title:

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.		MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
	Name:		Name:
	Title:		Title:

MATLINPATTERSON GLOBAL PARTNERS III LLC		MATLINPATTERSON ASSET MANAGEMENT LLC

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
	Name:		Name:
	Title:		Title:

MATLINPATTERSON LLC		DAVID J. MATLIN

By:	/s/ Robert H. Weiss		/s/ Robert H. Weiss
	Name:		Name:
	Title:		Title: Attorney-in-Fact

MARK R. PATTERSON

/s/ Robert H. Weiss
Name:
Title: Attorney-in-Fact